UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 10, 2016

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

24 West 40th Street, 8th Floor

New York, NY 10018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

For the three-month period ended September 30, 2016, Akari Therapeutics, Plc (the “Company”) prepared its quarterly report under United States generally accepted accounting principles (“U.S. GAAP”). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The information contained in this report (including the exhibit hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form S-3, File No. 333-207443.

Exhibit No.

99.1	U.S. GAAP Quarterly Report for the Period Ended September 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Gur Roshwalb
Name:	Gur Roshwalb
Chief Executive Officer

Date: November 10, 2016